SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                     7 November 2006

                                 SkyePharma PLC

                      ABBOTT ACQUIRES KOS PHARMACEUTICALS
                     POSITIVE DEVELOPMENTS FOR FLUTIFORM(TM)

LONDON, UK, 7 November 2006 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) notes that Abbott yesterday announced the acquisition of Kos Pharmaceuticals, Inc. Kos has the exclusive licence to jointly develop Flutiform(TM), SkyePharma's novel combination product for asthma and chronic obstructive pulmonary disease
("COPD").

In their statement Abbott said:

"Flutiform(TM), in-licensed from SkyePharma, is currently in late-stage development for adult and adolescent asthma and will provide an expanded presence for Abbott in the $10 billion asthma market, in addition to Kos'
currently marketed asthma product."

SkyePharma Chief Executive Officer, Frank Condella, said:

"We are encouraged by Abbott's statement regarding Flutiform(TM). This transaction is a positive development for our lead product. Abbott brings additional size and marketing strength in the primary care area which complements the specific expertise Kos has in inhalation therapies."

For further information please contact:

SkyePharma PLC                                           +44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer

Buchanan Communications                                  +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                          + 1 617 583 1308
Seth Lewis

About SkyePharma PLC

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

About Flutiform(TM)

SkyePharma's product Flutiform(TM) consists of a unique fixed-dose combination of the long-acting bronchodilator formoterol with the inhaled steroid fluticasone in a proprietary non-CFC metered-dose aerosol inhaler with a dose counter.
Formoterol provides 12 hours of bronchodilation and has a rapid onset of action
(1-3 minutes). By contrast salmeterol, the bronchodilator used in
GlaxoSmithKline's Advair/Seretide, also provides 12 hours of bronchodilation but needs up to 30 minutes after inhalation to take effect. The inhaled steroid fluticasone (a component of Advair/Seretide) has low systemic absorption and is perceived to have a better safety and efficacy profile than budesonide, the steroid used in AstraZeneca's Symbicort, and is the physician-preferred inhaled steroid in the US. The proprietary SkyeDry(TM) formulation technology employed in
Flutiform(TM), designed to stabilise the active components and thereby ensure a reproducible dose even after prolonged storage, provides patent protection to
2019. The product will be available in two dose combinations with each dose delivering 10 microgrammes of formoterol with either 100 or 250 microgrammes of fluticasone.

Flutiform(TM) completed its Phase II trial in asthma in 2005. The results confirmed that Flutiform(TM) behaved exactly as if the two component drugs had been taken separately, with rapid onset of bronchodilation that was maintained for 12 hours, no evidence of drug-drug interactions and no safety concerns.

Following discussions with the FDA on the Phase II trial results, the Phase III trial of Flutiform(TM) started on schedule in February 2006. The trial programme is on track for SkyePharma's target of regulatory submission in the second half of 2007. SkyePharma believes that Flutiform(TM) should reach the US market in
2009.

Certain  statements in this news release are  forward-looking  statements and are  made in  reliance  on the  safe  harbour  provisions  of the  U.S.  Private
Securities  Litigation  Act of  1995.  Although  SkyePharma  believes  that  the expectations  reflected in these forward-looking  statements are reasonable,  it can give no assurance  that these  expectations  will  materialize.  Because the expectations  are subject to risks and  uncertainties,  actual  results may vary significantly from those expressed or implied by the forward-looking  statements based upon a number of factors,  which are  described in  SkyePharma's  20-F and other  documents  on file with the SEC.  Factors  that could  cause  differences between  actual  results  and those  implied by the  forward-looking  statements contained in this news release include, without limitation, risks related to the development  of  new  products,  risks  related  to  obtaining  and  maintaining regulatory  approval for existing,  new or expanded  indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners'
ability to market  products on a large scale to maintain or expand  market share in the face of changes in customer  requirements,  competition and technological change,  risks related to regulatory  compliance,  the risk of product liability claims,  risks related to the ownership and use of  intellectual  property,  and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation  to revise or update any such  forward-looking  statement  to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   November 7, 2006